UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 25, 2022

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On March 23, 2022, Atlassian Pty Ltd (“Atlassian Pty”) and Vertical First Pty Ltd, as trustee of the Vertical First Trust (the “Landlord”), each a wholly-owned subsidiary of Atlassian Corporation Plc (the “Company”) entered into an Agreement for Lease (the “AFL”) with Dexus Property Services Pty Limited and its affiliates (together, “Dexus”) as part of a series of transactions by which Dexus will develop a new global headquarters for the Company in Sydney, Australia (the “Property”). Subject to certain contingencies and following completion of the development of the Property, the AFL requires Atlassian Pty to enter into a lease agreement (the “Lease”) with the Landlord for the lease of the planned headquarters office space, as well as separate leases for certain retail areas of the Property. As part of the contemplated transactions and prior to the commencement of construction of the Property, a controlling interest in the Landlord will be sold to Dexus. The Company will maintain a minority ownership stake in the Landlord through a subsidiary.

The term of the Lease will begin upon the completion of the Property, and will continue for 15 years, with the option for Atlassian Pty to extend the term for up to two additional ten-year periods. The Property is expected to consist of approximately 57,000 square meters. The yearly rent is anticipated to be approximately AUD$67 million.

The Company has agreed to provide a guarantee of Atlassian Pty’s obligations under the AFL, the Lease and the retail leases.

A copy of the AFL, including a form of the Lease, is attached as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference (and the descriptions herein are qualified in their entirety by reference to such document).

Exhibit Number	Exhibit Title
10.1*†
Agreement for Lease, dated March 23, 2022, by and among Atlassian Corporation Plc, Atlassian Pty Ltd, Vertical First Pty Ltd as trustee for the Vertical First Trust, Dexus Property Services Pty Limited, Dexus Funds Management Limited as responsible entity for Dexus Property Trust and Dexus Funds Management Limited as responsible entity for Dexus Operations Trust.

____________________________

*	Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.
†	Certain exhibits and schedules to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 25, 2022	Atlassian Corporation Plc
(Registrant)

/s/ James Beer
James Beer Chief Financial Officer